(LOGO) Katz, Katz & Sparks, P.C.

Certified Public Accountants Business Development Consultants

Independent Accountant's Report

To American City Mortgage Corporation

We have examined management's assertion about American City Mortgage Corporation's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended October 31, 1998 included in the accompanying management assertion. Management is responsible for American City Mortgage Corporation's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about American City Mortgage Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on American City Mortgage Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that American City Mortgage Corporation complied with the aforementioned minimum servicing standards as of and for the year ended October 31, 1998 is fairly stated, in all material respects.

KATZ, KATZ & SPARKS, P.C.
Certified Public Accountants


Westlake Village, California
January 21, 1999

3075 E. Thousand Oaks Blvd., #100, Westlake Village, CA 91362 o 805-496-4140 o FAX 805-496-8004 (degree) E-Mail: KKSCPA@aol.com